EXHIBIT 21.1

SUBSIDIARIES OF BLACK DIAMOND, INC.

The following are subsidiaries of Black Diamond, Inc. as of December 31, 2011 and the jurisdictions in which they are organized.

Company	State or Jurisdiction of Incorporation/Organization

Everest/Sapphire Acquisition, LLC	Delaware

Black Diamond Equipment, Ltd.	Delaware

Gregory Mountain Products, LLC	Delaware

Black Diamond Retail, Inc.	Delaware

Black Diamond Equipment AG	Switzerland

Black Diamond Equipment Asia Ltd.
(a/k/a Black Diamond Sporting Equipment
(ZFTZ) Co. Ltd.)	China